

June 14, 2012

Via E-mail
Luisa Ingargiola
Chief Financial Officer
MagneGas Corporation
150 Rainville Road
Tarpon Springs, FL 34689

> **Re: MagneGas Corporation**
> **Registration Statement on Form S-1**
> **Filed May 30, 2012**
> **File No. 333-181775**

Dear Ms. Ingargiola:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee Table

1.   Please file all required information that you have omitted from your document. For example, we note that you have omitted the number of securities offered. Refer to Regulation S-K Item 501(b)(2) and Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations available on the Commission's website. We also note that you have not yet filed required exhibits.

Prospectus Summary, page 2

2.   Please revise your prospectus summary and risk factors to alert potential investors to the effects of the offering reflected in your pending registration statement filed May 18, 2012. For example, disclose the potential increase in outstanding shares due to the exercise of warrants, any potential negative impact on the trading price of your securities,

and the potential for investors to purchase from the selling stockholders in that offering at a lower price than offered in this underwritten offering.

Certain Relationships and Related Transactions, page 30

3.   Please revise your disclosure to identify the related parties involved in the transactions discussed here, including the stockholders mentioned in the last two paragraphs on page 30, the company referenced in the second paragraph on page 31, and the identity of the "common management." Also, disclose the approximate dollar value of the disclosed transactions, including the transaction mentioned in the second paragraph of this section and transactions discussed in the third and fifth paragraphs on page 31. Include here a description of the $210,500 transaction mentioned on page F-31.

Exhibits

4.   Refer to note (12) to your exhibit index on page II-7. Please revise your registration statement to provide the data required by Regulation S-K Item 601(b)(101), rather than to incorporate this information by reference. In this regard, we note that you have included your financial statements in your registration statement. Refer to footnote 73 of Securities Act Release 33-9002 (January 30, 2009).

Exhibit 23.1

5.   We note that the consent of your independent registered public accounting firm references the audit report on the company's financial statements that are included in the Form 10-K which are incorporated by reference into the registration statement. However, we note that the company's financial statements are included in the registration statement. Please revise to include a consent which references the financial statements that are included in the registration statement. Refer to Item 601(b)(23) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lynne Dicker at (202) 551-3616 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin LLP